 COVER LETTER
Leonard  E. Neilson
A  PROFESSIONAL  CORPORATION

LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LneilsonLaw@aol.com

January 14, 2014

Securities and Exchange Commission
Attn:  John Reynolds, Assistant Director
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

VIA:  EDGAR

Re:	GEO JS Tech Group Corp.
Form S-1 (Amendment No. 3 - Filed December 31, 2013)
SEC File No. 333-190941
Response to Conference Calls with Staff

Dear Mr. Reynolds:

This letter is submitted in response to conference calls with members of the Commission Staff on January 9 and 10, 2014 and Jimmy Yee, CFO of GEO JS Tech Group Corp. (“GEO Tech” or the “company”).  It is our intent to clarify disclosures concerning certain joint venture arrangements included in Amendment No. 3 of the company’s registration statement.

As discussed during the conference calls, GEO Tech has executed joint venture agreements with Groupo Santander SA DE CV (“Groupo Santander”) and Geo Iron Resource DE CV (“GEO Iron Resource”) for construction, operation and extraction of iron mineral at or near the Manzanillo, State of Colima, Mexico. A summary of the two agreements follows:

Groupo Santander:

GEO Tech executed the agreement with Groupo Santander on November 20, 2012 to create a joint venture relating to the construction, operation and extraction of Iron Mineral at or near the Manzanillo, State of Colima, Mexico. The agreement has been included as Exhibit 10.1 to the Form S-1.  Under its terms, immediately after signing the agreement Geo Tech owns 50% of the mining title right concession of the Pila Pao (1) and Pila Pao (2) properties [Corrected names: PILLAPAO 1 and PILLIPAO 2]. Also, GEO Tech received a five-year option to acquire the remaining 50% of the mining title right concession in exchange for GEO Tech common stock. Upon exercise of the option in May 2013, the company issued 30,000,000 shares of its common stock for the remaining 50% and issued an additional 10,000,000 shares to an individual for execution of the buyout contract. This gave GEO Tech 100% ownership of the mining title right concession to the PILLAPAO 1 and PILLIPAO 2 properties.

The agreement further provides that GEO Tech is to contribute an initial $100,000 for the financial support for the business, general operations and non-operational costs of the joint venture in addition to committing certain equipment to the project.  No funds have been provided to date because operations have not begun.  GEO Tech is also obligated to invest up to an additional $500,000 to the joint venture to maintain the continuity of mining operations under the joint venture. These funds will not be due until operations are underway.

Although 100% of the mining title right concession to PILLAPAO 1 and PILLIPAO 2 have been assigned to GEO Tech, the legal title has not yet been transferred to Groupo Santander. Legal title must be held by a Mexican entity or citizen. A $650,000 deposit was previously made for the benefit of a Mexican citizen who is transferring legal title to Groupo Santander. The transfer is presently being processed by the Mexico Mining Minister Department and could take between three and six months to complete. Until legal title is transferred to Groupo Santander, the $650,000 deposit is being accounted for as a long-term deposit under the long-term asset section of the company’s financial statements. When transfer is completed, because 100% of the mining title right concession was previously assigned to GEO Tech, the deposit will be carried on the company’s financial statements as a mining asset.

Securities and Exchange Commission
Attn:  John Reynolds, Assistant Director
January 14, 2014

Geo Iron Resource DE CV:

GEO Tech executed this agreement with Geo Iron Resource on November 28, 2012 to create a joint venture relating to the construction, operation and extraction of Iron Mineral at or near the Manzanillo, State of Colima, Mexico. The agreement has been included as Exhibit 10.2 to the Form S-1.  Under its terms, immediately after signing the agreement Geo Tech owns 50% of the mining title right concession of the Marias property. Also, GEO Tech received a five-year option to acquire the remaining 50% of the mining title right concession in exchange for GEO Tech common stock. Upon exercise of the option in May 2013, the company issued 50,000,000 shares of GEO Tech common stock for the remaining 50%. This gave GEO Tech 100% ownership of the mining title right concession to the Marias property.

The agreement further provides that GEO Tech is to contribute an initial $100,000 for the financial support for the business, general operations and non-operational costs of the joint venture, which has been paid, in addition to committing certain equipment to the project. GEO Tech is also obligated to invest up to an additional $500,000 to the joint venture to maintain the continuity of mining operations under the joint venture. These funds will not be due until operations are underway. Legal title to the property was previously transferred to GEO Iron Resource and, as per the terms of the joint venture agreement, 100% of the mining title right concession to the Marias property have been assigned to GEO Tech.

Revisions to Prospectus

In order to better describe the joint venture agreements and the status of the respective properties under those agreements, we will revise the prospectus accordingly. The following sets forth our preliminarily revisions to the “Current Business” and “Joint Venture” subheadings (changes marked in Red)

Business Section [Page 19]:

BUSINESS

Current Business

GEO Tech is engaged in the business of procuring and delivering commodities in the international market, focusing on iron mineral trading in Mexico. We currently hold joint ventures and licensing rights to iron mineral mines in the areas of Baja, California (Baja California, Mexico).  The company presently has mining title rights concessions and options to purchase a total of approximately 2,689 hectares in Mexico.  A hectare is a metric unit of area defined as 10,000 square meters. As an exploration stage company, it is our intention to exploit potential mining operations in the future in order to obtain marketable iron mineral product.

While in the exploration stage, our primary focus is to procure iron mineral in Mexico and sell the iron mineral to buyers in China and, ultimately, elsewhere in the world. We possess certain mining rights and joint ventures that allow us to procure iron product for resale.  The company has completed four shipments depicted below.  Dollar amounts are per ton.

Date	MTS	Lump Grade	Iron Cost	Source	Transport Fee	Port Fee	Freight Cost	Contract Price	Buyer	Vessel Name
2 Apr 2011	38,212	High	$50	3rd Party Purchase	$10.50	$7.50	$41 CNF	$137	CW Metal	Kriton
4 Sep 2011	36,001	High	$50	3rd Party Purchase	$10.50	$7.50	$43 CNF	$143	China Best Intl	Loreto
25 Feb 2013	33,282	High	$55	3rd Party Purchase	$12	$10	$0 FOB	$92	Pan Core	Pretty
9 May 2013	47,955	Low	$55	3rd Party Purchase	$12	$10	$0 FOB	$82	Zion Intl	Stride

Securities and Exchange Commission
Attn:  John Reynolds, Assistant Director
January 14, 2014

We are pursuing the securing of our own mining operations, initially the advancement of our principal project, El Sara (“IMO”), and the exploration of other project sites located in San Simon, San Quintín, Ensenada, Baja California, Mexico. We are exploring potential new mines in the Manzanillo, Colima, Mexico region.  Through two joint ventures completed in November of 2012, the company holds concession rights for Marías, a property of almost 364 hectares, PILLIPAO 1 of approximately 250 hectares, and PILLIPAO 2 of approximately 1,300 hectares. There is currently no activity at any of these locations.

For the Marías project, GEO Tech acquired 100% of the mining title right concession, 50% upon the execution of the joint venture agreement with Geo Iron Resource DE CV, and the remaining 50% upon exercising an option in May 2013 in consideration for 50 million shares of GEO Tech common stock.  Also, upon execution of the joint venture agreement with Groupo Santander SA DE CV, we acquired 50% of the mining title right concessions to the PILLIPAO 1 and PILLIPAO 2 properties and, in May 2013, GEO Tech exercised the option to pay 40 million shares of our common stock for the remaining 50% mining right for PILLIPAO 1 and PILLIPAO 2.  The rights to the PILLIPAO 1 and PILLIPAO 2 properties are subject to final transfer of legal title to Groupo Santander with the Mexico Mining Minister Department. The company has no known mineral reserves as defined by SEC Industry Guide 7.  Furthermore, the Marias, PILLIPAO 1 and PILLIPAO 2 projects will not be considered as material properties on our financial statements. We do not anticipate any exploration of these mining rights until late 2014.

All three properties are placer, Federal, unpatented concession rights and can be further identified as follows:

Property	Title No.	Concession Name	Recording Date	Start and Expiration Dates
Marias	234918	MARIAS	January 30, 2013	September 15, 2009 to September 14, 2059
PILLIPAO 1	239618	PILLIPAO	June 15, 2012	January 31, 2012 to January 30, 2062
PILLIPAO 2	239767	PILLIPAO 2	June 15, 2012	February 28, 2012 to January 27, 2062

In order to procure commodities and deliver the requested product in the international market, we must deal with several different third party factors and have strong working relationships throughout several nations.  GEO Tech is a relatively small company and must compete with other much larger and more experienced entities engaged in delivering iron mineral to China.  In order to accomplish our business plan, we intend to rely on experience of our management team.

Joint Venture Subheading [Page 21]

Joint Ventures

GEO Tech has signed joint venture agreements with Groupo Santander SA DE CV (November 20, 2012) and Geo Iron Resource DE CV (November 28, 2012) for construction, operation and extraction of iron mineral at or near the Manzanillo, State of Colima, Mexico.  More specifically, these venture partners hold the rights, license, authority, governmental concession and/or requisite mining permit under Mexican Mining Law to extract, mine and sell or transfer the iron mineral on the open commodity trade market to foreign investors. These rights apply to minerals from indicated parcels of land known as “PILLIPAO 1” and “PILLIPAO 2” (Groupo Santander SA DE CV) and Marias (Geo Iron Resource DE CV) in Manzanillo , Colima , Mexico.

Jeff Bo Zhou, an officer and principal stockholder of the company, owns 62.6% of Groupo Santander. The balance of 37.4% ownership of Groupo Santander is owned by five unrelated parties.  Geo Iron Resource is majority owned by Edward Mui (51%), a director and principal stockholder of the company.  Additionally, Jimmy Yee owns 13% of Geo Iron Resource and Huang Yi-Lun Kao owns 12%. Mr. Yee and Mr. Kao also serve of GEO Tech’s board of directors and are principal stockholders. The balance of 24% of Geo Iron Resource is owned by six unrelated parties.

Each joint venture has basically the same material terms. Upon execution of the GEO Santander agreement, we acquired 50% of the mining title right concession of the PILLAPAO 1 and PILLAPAO 2 properties. GEO Tech also received a five-year option to acquire the remaining 50% of the mining title right concession in exchange for GEO Tech common stock. Upon exercise of the option in May 2013, the company issued 30 million shares of its common stock for the remaining 50% and issued an additional 10 million shares to an individual for execution of the buyout contract. This gave GEO Tech 100% ownership of the mining title right concession to the PILLAPAO 1 and PILLIPAO 2 properties. GEO Tech is obligated to contribute an initial $100,000 for the financial support for the business, general operations and non-operational costs of the joint venture as well as commit certain mining equipment to the joint venture. No funds have been provided to date because operations have not begun. We are also obligated to invest up to an additional $500,000 to the joint venture to maintain the continuity of mining operations under the joint venture. These funds will not be due until operations are underway.

Securities and Exchange Commission
Attn:  John Reynolds, Assistant Director
January 14, 2014

Although 100% of the mining title right concession to PILLAPAO 1 and PILLIPAO 2 have been assigned to GEO Tech, the legal title has not yet been transferred to Groupo Santander. Mexican law provides that legal title be held by a Mexican entity or citizen. A $650,000 deposit was previously made for the benefit of a Mexican citizen who is transferring legal title to Groupo Santander. The transfer is presently being processed by the Mexico Mining Minister Department and could take between three and six months to finalize. Until legal title is transferred to Groupo Santander, the $650,000 deposit is being accounted for as a long-term deposit under the long-term asset section of the company’s financial statements. When transfer is completed, because 100% of the mining title right concession was previously assigned to GEO Tech, the deposit will be carried on the company’s financial statements as a mining asset.

Pursuant to the Geo Iron Resource joint venture, immediately after signing the agreement Geo Tech owns 50% of the mining title right concession of the Marias property.  GEO Tech also received a five-year option to acquire the remaining 50% of the mining title right concession in exchange for GEO Tech common stock. Upon exercise of the option in May 2013, the company issued 50 million shares of GEO Tech common stock for the remaining 50%, giving GEO Tech 100% ownership of the mining title right concession to the Marias property. Legal title to the Marias property was previously transferred to Geo Iron Resource. The agreement further obligates GEO Tech to contribute an initial $100,000 for the financial support for the business, general operations and non-operational costs of the joint venture, which has not been paid. GEO Tech must also commit certain mining equipment to the joint venture and is also obligated to invest up to an additional $500,000 to maintain the continuity of mining operations under the joint venture. These funds will not be due until operations are underway. We are also paying an additional $100,000 when the corresponding environmental reports and necessary documents are approved by the relevant Mexican authorities.  Because the legal process in Mexico can be highly unpredictable, there is no assurance that the process can be completed.  Accordingly, we have recorded the payment as an exploration cost.

The joint ventures are under the control of GEO Tech that manages all related operations through Edward Mui and GEO Tech Group SA de CV.  For the purpose of better local control of operations and management of the joint ventures, we have an agreement with a Mexican corporation, GEO Tech Group SA de CV, which was set up in 2010 and is 70% owned by one of our principals, Edward Mui, who is also the managing partner for the Mexican operation. The remaining 30% is owned by unrelated parties.

In May 2013, we purchased assets of one processing plant with crusher equipment, two 7-year old CAT 365’s, two 20-foot trucks and two 40-foot trucks, and the mining rights to Maria at Manzanillo, Mexico from Geo Iron Resource for 50 million shares of our common stock.

Financial Statements

In response to issues discussed during the conference calls, we have made certain revisions to the financial statements at September 30, 2013 and March 31, 2013, and to note 2(g) thereto.  Please see Attachment No. 1 annexed hereto for these changes.

We hope information contained herein is helpful in you understanding of GEO Tech’s joint venture arrangements. If you have further questions or comments concerning the issues discussed during the conference calls or any other issues, please contact this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com with a copy to Jimmy Yee at jimmy@geotechusgroup.com.

Yours truly

/S/ Leonard E. Neilson

Leonard E. Neilson

:ae
Attachment
cc:  Jimmy Yee CFO, GEO JS Tech Group Corp.

Securities and Exchange Commission
Attn:  John Reynolds, Assistant Director
January 14, 2014

Attachment  No.  1

GEO JS TECH GROUP CORP.
BALANCE SHEETS
AS AT SEPTEMBER 30, 2013 AND MARCH 31, 2013
(Stated in US Dollars)

ASSETS	Notes	Sept. 30, 2013	March 31, 2013
		(Unaudited)	(Audited)
Current assets		(Restated)	(Restated)
Cash and cash equivalents	2(d)	$75,666	$317,297
Prepayment	3	850,000	0
Accounts receivable		480,000	0

Inventory	2(p)	282,750	532,750
Total current assets		$1,688,416	$850,047

Machinery, equipment and other depreciable assets, net	4	$1,873,357	1,679,961
Mining assets	2(g)	210,000	210,000
Other long term deposit	2(g)	650,000	0
Total long term assets		$2,733,357	$1,889,961

TOTAL ASSETS		$4,421,772	$2,740,008

LIABILITIES ANDSTOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$43,240	$43,240
Loans from shareholders	5	515,000	0
Payroll tax payable		132	861
Total current liabilities		$558,372	$44,101
TOTAL LIABILITIES		$558,372	$44,101

COMMITMENT AND CONTINGENCIES	8

STOCKHOLDERS’ EQUITY
Common stock at $0.001 par value, 500,000,000 shares authorized, 204,980,000 and 97,980,000 shares issued and outstanding at June 30, 2013 and March 31, 2013	10	$204,980	$97,980
Additional paid-in capital	10	5,995,520	3,452,520
Accumulated deficit		(2,337,100)	(854,593)
		$3,863,400	$2,695,907

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$4,421,772	$2,740,008

Securities and Exchange Commission
Attn:  John Reynolds, Assistant Director
January 14, 2014

4.	MACHINERY AND EQUIPMENT, NET

Machinery and equipment comprise the followings:

	Sept. 30, 2013	March 31, 2013
At cost
Machinery	$600,100	$600,100
Equipment	1,832,000	1,532,000
Total assets at cost	$2,432,100	$2,132,100

Less: Accumulated depreciation	(558,743)	(452,139)
Net assets	$1,873,357	$1,679,961

Depreciation expenses were $53,302 and $53,302 for the three months ended September 30, 2013 and 2012 respectively.

Footnote 2 (g)

(g)	Mining assets, Exploration and Stripping Costs

Mining assets include mineral properties and rights, their acquisition costs are initially capitalized as tangible assets when purchased. The company assesses the carrying costs for impairment when indicators of impairment exist, such as the carrying cost is below the fair value. When determining on the fair value of the asset, the company will include value beyond proven and probable reserves and anticipated future price fluctuations, which include marketplace assumptions with consideration of the company’s operating plans with respect to developing and producing minerals. If proven and probable reserves are established for a mining assets and they have been determined that certain mineral properties can be economically developed and produced, costs will be amortized using the units-of-production method over the estimated life of the proven and probable reserve or duration of mining rights, whichever is practicable. The company incurred $210,000 as of June 30, 2013 on the mining assets which included the mining rights acquired in the El Sara, in the middle of Ensenada and San Quirtin of Baja California.  No formal United States Industry Guide 7 report concerning the mineral reserves geology survey has been conducted to provide information on proven or potential reserve.

Exploration costs are expensed as incurred until the establishment of economically viable reserves. Currently, the company expensed all exploration costs as incurred.

Stripping costs are classified as production costs and are included in the cost of inventory produced. Currently, the mining rights are in the exploration planning stage and no stripping costs were incurred.

Groupo Santander SA DE CV, who we maintain a joint venture agreement with per our legal Corporate counsel, is still in the process of obtaining the legal mining title right transfer from Mexican citizens for which they previously deposited $650,000 when the contract was signed.  The mining right of PILLIPAO 1 and PILLIPAO process could take three to six months depending on the Mexico Mining Minister Department.   As soon as the mining right transfers to Groupo Santander SA DE CV, the mining right will be assigned to Geo JS Tech Group, USA per the joint venture contract dated November 20, 2012. We may modify the joint venture with Groupo Santander SA DE CV in the future to be a service contract as business dictates.

The $650,000 deposited is accounted for as long term deposit under the long term asset section of the financial statement until the mining title is legally transferred to Geo JS Tech Group, USA.